Exhibit 99.1
                                                               ------------
IMMEDIATELY -- June 2, 2000
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Jack Liles:  (601) 933-1240


                     HIGH ROAD COMMENCES TENDER OFFER
                 TO ACQUIRE KLLM TRANSPORT SERVICES, INC.

JACKSON, MS -- June 2, 2000 -- High Road Acquisition Corp. announced today that its wholly-owned subsidiary, High Road Acquisition Subsidiary Corp., has commenced its previously announced tender offer for all of the outstanding shares of common stock of KLLM Transport Services, Inc. (Nasdaq National Market-KLLM) for $8.05 per share in cash. The offer will initially expire 12:00 midnight, New York City time, on June 29, 2000, but may be extended under certain circumstances.

The tender offer is being made pursuant to a Plan and Agreement of Merger dated as of May 25, 2000. KLLM's Board of Directors has approved the transaction and has recommended that KLLM's stockholders tender their shares into the tender offer. The tender offer is conditioned upon, among other things, (1) there being tendered and not withdrawn prior to the expiration date of the offer at least a majority of the shares of KLLM common stock outstanding on a fully diluted basis, and (2) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

Following successful completion of the tender offer, High Road will acquire for the same cash price any shares that are not tendered, by means of a merger of KLLM with High Road Acquisition Subsidiary Corp.

The tender offer is made only by an offer to purchase and other offering documents, copies of which have been filed with the Securities and Exchange Commission and will be mailed to KLLM stockholders. Stockholders are advised to read the tender offer documents because they contain important information. Stockholders may obtain a copy of the tender offer documents and other documents filed with the SEC for free at the SEC's web site at http://www.sec.gov. Georgeson Shareholder Communications, Inc. is the Information Agent, and the tender offer documents, including the letter of transmittal, may also be obtained from it by calling 1-800-223-2064.

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